UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28786/June 24, 2009

_____
In the Matter of                    :
                                    :
LEGG MASON PERMAL GLOBAL ACTIVE     :
    STRATEGIES MASTER FUND     :
55 Water St.                        :
New York, NY 10041                  :
                                    :
(811-22196)                         :
                                    :
_____ :


ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Legg Mason Permal Global Active Strategies Master Fund filed an
application on February 26, 2009, and an amendment on May 5, 2009,
requesting an order under section 8(f) of the Act declaring that it
has ceased to be an investment company.

On May 29, 2009, a notice of filing of the application was issued
(Investment Company Act Release No. 28751).  The notice gave
interested persons an opportunity to request a hearing and stated
that an order disposing of the application would be issued unless a
hearing was ordered.  No request for a hearing has been filed, and
the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the
information set forth in the application, as amended, that
applicant has ceased to be an investment company.  Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under
delegated authority.


                                    Florence E. Harmon
                                     Deputy Secretary